Exhibit 99.27(d)(8)

ASPIDA LIFE INSURANCE COMPANY (the “Company”) Administrative Office: [2327 Englert Drive Durham, NC 27713] [800.367.7814] | [303.220.8056] (fax) [www.aspida.com]

Waiver of Withdrawal Charges for Nursing Home Confinement

This Endorsement is attached to and is made a part of Your Contract as of the Contract Effective Date and is subject to all the exclusions, definitions, and provisions of the Contract. If any exclusions, definitions, or provisions contained in this Endorsement are contrary to or inconsistent with those of the Contract, the components of this Endorsement will control. All terms capitalized, but not defined below, have the meaning prescribed to them in Your Contract.

The Withdrawal provision of Your Contract is modified to include the following.

Nursing Home Withdrawal

We will waive any Withdrawal Charge, subject to the Free Withdrawal Option requirements stated in the Data Section, if the Owner is confined in an Eligible Nursing Home.

The nursing home confinement must last for a period of at least ninety (90) consecutive days prior to the Owner becoming eligible for this benefit. Proof of confinement must be provided and must be accompanied by a written statement. Any written Request for a Withdrawal under this provision must be given to Us within ninety (90) days of the last day of confinement in an Eligible Nursing Home, except in the absence of legal incapacity, for which it must be provided as soon as reasonably possible. This waiver provision does not apply if the Owner was confined in an Eligible Nursing Home on the Contract Effective Date.

This provision is limited to a single episode of Eligible Nursing Home confinement once per Contract Year. You may make a Withdrawal or multiple Withdrawals associated with each episode of nursing home confinement. This Withdrawal will not be limited by any other Free Withdrawal taken during the Contract Year.

Termination shall not prejudice the waiver of Withdrawal Charge while this Nursing Home Withdrawal benefit is in force.

The Definitions provision of Your Contract is modified to include the following.

Denial of Request for Waiver of Withdrawal Charge

If We deny Your request for a waiver of Withdrawal Charge, We will notify You in writing of Our decision and give You the opportunity to accept or reject the proceeds, including any Withdrawal Charge. Proceeds will not be disbursed until We receive your authorization to proceed.

Eligible Nursing Home

This means an institution or special nursing unit of a hospital which satisfies either (1) or (2) below:

(1)	it is Medicare approved as a provider of skilled nursing care services; or
(2)	it meets all of the requirements (a through g) below:

(a)	it is licensed as a nursing home by the state in which it is located;

(b)	its main function is to provide skilled, intermediate or custodial nursing care;

(c)	it is engaged in providing continuous room and board accommodations to three or more persons;

(d)	it is under the supervision of a registered nurse (RN) or licensed practical nurse (LPN);

(e)	it maintains a daily medical record of each patient;

(f)	it maintains control and records for all medications dispensed; and

(g)	it is licensed in the United States of America or its territories.

Aspida is the trade name of Aspida Life Insurance Company, Aspida Re (Bermuda) Ltd., and their affiliates. Each company is solely responsible for its own financial conditions and contractual obligations.

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Institutions or places which primarily provide residential facilities are not Eligible Nursing Homes.

This Endorsement will terminate when Your Contract terminates.

Signed for Us at Our Administrative Office on the Contract Effective Date.

Secretary

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